Exhibit 99.5

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

NEWS RELEASE	FOR IMMEDIATE RELEASE

ARRIS RESOURCES STOCK FORWARD SPLIT 1:5 EFFECTIVE AT TRADE DATE DECEMBER 22, 2009

VANCOUVER, British Columbia, Canada /December 16, 2009/ - The Board of Directors of Arris Resources Inc. ("Arris" or the “Company”) has authorized and approved a forward split of the Company's common shares.

The forward stock split provides for the issuance of new shares at a ratio of one old share to five new shares for every share of the Company's stock issued and outstanding. Shareholders of the Company will automatically receive five common shares for every common share held of record as of December 21, 2009 (the "Record Date"), and do not require any action on their part to receive the new shares.

Prior to the forward stock split, the Company had 18,793,372 shares of common stock issued and outstanding. Subsequent to the forward split, the Company will have 93,966,860 shares of common stock issued and outstanding.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda, President

“Neither Canadian National Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CNSX) accepts responsibility for the adequacy or accuracy of this release."